Exhibit (c)(20)

Strictly Private & Confidential December 5, 2013 Questions for LION Management

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2 LION Business Questions • What key metrics do you use when you judge LION’s progress on its goals (e.g. AUM, economic net income, total distributable earnings, investing performance, and other factors)? . Management focuses on cash distributions. To that end, LION focuses on Total Distributable Earnings. Additionally LION focuses on Economic Net Income which most readily translates into future cash distributions. • Can you provide an update on your latest fundraising activities and what you are seeing there generally and by product mix? . LION is currently raising capital for their special situations, North American private equity, real estate and energy strategies. They also continue to raise capital for their separate accounts, BDC and long/short equity funds. Over the past 12 months, LION has raised $20 billion of new capital, excluding $8 billion from the Prisma acquisition, and they now have approximately 70 people dedicated to this function. They are ahead of their projected fund raising targets. • How do you see the post-transaction AUM mix evolving over time, and the timeline for newer businesses (energy, real estate, infrastructure, mezzanine, special situations, direct lending, hedge funds, fund-of-funds, capital markets, etc.) seasoning? And then stepping back, what are the implications for fundraising, deal flow, and realization trajectories? . Current private equity business is fully scaled (currently have 3-4% of global market share). The remaining strategies for LION are not at scale and have room and opportunity to grow. In the future, LION is seeking to expand in both public and private markets, particularly in energy and real estate. Currently 62% of AUM is private equity vs. 38% in other strategies. LION wants to diversify to be less reliant on private equity in the future. LION could see the AUM and the balance sheet being 50% / 50% in the next two years. A more balanced AUM mix will allow for more cross selling opportunities to LPs. . Related to that, assuming a broader/more diversified AUM base, what are the implications for blended fee rates, margins, and FRE/DE growth? . LION management is not very concerned with the blended fee rate across the firm. Fee Related Earnings (“FRE”) are important, but cash carry is a big driver of future distributable earnings. LION has been able to maintain carry rates of 15- 20% on most of the strategies that they have launched recently.

3 LION Business Questions • As you look across the franchise, where do you see gaps in products, asset classes, and/or geographies, and how do you think about the build vs. buy decision when addressing those needs? . LION is seeking to increase investments in hedge funds and liquid alternatives. They are considering various options, including both acquisitions and build out strategies. LION is more likely to purchase minority stakes rather than 100% acquisitions in these areas. LION also wants to scale both long/short equity and credit funds. Having a larger balance sheet (through a Wildcats transaction) will allow LION to seed more hedge fund and liquid alternative funds. LION is also potentially interested in opportunistically becoming more involved in Asian credit, and Asian and European real estate. • How much of a competitive advantage is the Capital Markets business’s ability to syndicate capital as it relates to deal flow, deal economics, and ultimately investment returns? . LION management believes that having a larger balance sheet is a significant competitive advantage. In addition to the fee opportunities, this gives LION the ability to offer one-stop financing on private equity deals and enables them to source more opportunities for their various funds. LION has led several deals for competitors. • How are you broadening LION’s investor base? . Lion has grown their number of LPs from 200 in 2009 to over 600 today. LION still has fewer LPs than competitors like Blackstone and Carlyle (1,200-1,600 LPs). This leaves LION with significant room to grow. LION has a dedicated group of 70 people focused on building and growing LP relationships. • How is 4Q 2013 looking for LION? . The 4th quarter is on track. Fee related earnings will be close to the Q3 number. LION projects to have over $100 million of fee related earnings. LION is predicting $0.10 per share from fee related earnings, $0.18 from carry, and $0.11 from balance sheet activities, for a total of $0.39. This compares favorably to the mean analyst estimate of $0.30. • Are you comfortable with analyst consensus estimates for 2014 and 2015? . Yes, LION management feels that the 2014 and 2015 analyst estimates are reasonable. • Can you provide an update on your overall investing performance and metrics around that? . Overall investing performance has been strong. In the public markets segments LION has 10 strategies and and 8 are currently in line or beating expectations. The two that aren't are KES ($400 million fund size) and Prisma ($300 million fund). Both of these funds will not have a material impact on LION if they continue to underperform. The private equity segment is up 12.5% YTD.

LION Business Questions

- When do you expect to announce that Europe II is in a positive cash carry position?
  - **Europe II is now paying cash carry and will contribute 1-2 cents to distributable earnings in Q4. LION will announce the change either at its investor presentation on December 10th or with Q4 earnings.**
- What is the potential impact on LION of some of the larger buyout that have faced some weakness such as TXU and First Data?
  - **First Data is carried at $0.70 on the dollar. First Data has a new management team and LION feels good about their long-term prospects. LION invested $2.0 billion in equity in TXU. $1.8 billion is from the 2006 fund and $200 million is from LION's balance sheet. The equity in TXU is currently carried at $0.05 on the dollar on LION's balance sheet. If the entire investment is written off it will only cost LION about $20 million. LION does not believe this is a cause for concern.**

- What is the strategy over the next 2 to 5 years? What do you think LION will look like over the next few years?
  - **LION will look to diversify their balance sheet away from private equity and seed new funds and strategies.**
- Are you looking at any other strategic transactions?
  - **LION is constantly looking at strategic transactions. However, they are currently not at a definitive / imminent stage on any that would be material.**
- Discuss management succession.
  - **Henry and George will discuss this question on Tuesday.**

SANDLER O'NEILL + PARTNERS 4

5 Transaction Related Questions • How are you thinking about the underlying mix (FRE, realized carry, realized investment income) and the volatility of distributable earnings/distributions to unit holders post the transactions? What are your credit/interest rate assumptions for the CLO portfolio, and how volatile is that income stream? . LION’s main motivation for pursuing a transaction with TIGER is to boost its ability to have stable, recurring distributions from a more diversified income stream. • We understand that you intend to pay dividends on 100% of the TIGER earnings in your distribution policy (as compared to 40% distribution of other principal investments on the balance sheet). Is that correct and is that policy expected to be permanent? . The current plan is to pay out 100% of TIGER’s cash earnings. LION will “keep it simple” with the goal of increasing overall distributions and having more stable distributions. • How long do you expect to keep TIGER as a separate legal entity? . The plan is to keep TIGER as a separate legal entity “for awhile,” although this could change over time. • How do you expect to invest and reposition the TIGER portfolio over time? . LION’s plan is to focus on CLOs, opportunistic credit and private equity investments as well as any other investments that make sense from a return perspective. LION will also look at strategic investments that drive up future fee income. They do plan on managing the LION balance sheet on a full company level, not just at the TIGER unit level. . How will you use it to further LION’s overall business plan and objectives? . The transaction would give LION a larger balance sheet and the ability to seed new funds and strategies . What is the strategy for investing the CLO cash flows? . LION will continue to invest in more CLOs, private equity and credit investments. They will not have to invest in any of these strategies if they feel they can generate superior overall return in a different strategy. . What do you expect to do with the non-CLO investments? . LION will continue to focus on them and deploy capital as appropriate.

6 Transaction Related Questions • How are you thinking of post-transaction operational/infrastructure synergies? . LION is expecting a few million dollars in synergies. Keeping TIGER as a stand-alone, public company, reduces the synergy opportunity. • How do you expect to communicate the transaction and its rationale to the street? . LION’s plan is to have an investor call and have 2 days of marketing the deal to shareholders, one in New York and one in London. They will stress that the transaction is accretive to distributions, reduces volatility in distributions, increases balance sheet opportunities and increases float. • Given TIGER would be in a lower multiple segment in the analysts’ “sum of the parts” valuations, do you expect LION multiple contraction due to the transaction? . They have calculated that the deal is 4% dilutive to a pure LION’s sum of the parts analysis. They noted this dilution doesn’t take into account that the balance sheet will become more diverse, liquid and yielding, which they believe should garner a higher multiple than the current balance sheet. Given their expected reinvestment of liquidity, LION expects the transaction to be FRE neutral by 2015. • How do you expect the market to react? . LION expects the market to react positively. There is no integration risk as the employees already work for LION. Market should see this deal as a win / win for both parties. It will increase distributable earnings per unit of LION, lower the volatility of distributions, is consistent with the planned transition of the balance sheet investments, gives LION more capital to invest in various initiatives and investments such as investment management and capital markets, and increases the free float and liquidity of the combined company. It will also provide more investment options for TIGER should CLO investments be less attractive or harder to do in size as the current CLOs run off. . LION believes they will have to manage potential negatives of the “sum of the parts” question, some technical selling by overlapping shareholders, and their expectation of a one notch downgrade to their credit ratings.